P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6),~~ 450 Fifth Street
Washington
D.C. 20549
USA

3011

04010437

82-2083

1 March 2004

SUPPL

Dear Sirs

P&O RESPONSE TO UK COMPETITION COMMISSION'S FINDINGS ON IRISH SEA OPERATIONS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

dlw 3/10

enc

1 March 2004

STENA TO PURCHASE PART OF P&O'S IRISH SEA FERRY OPERATIONS

P&O and Stena AB ("Stena") announce that they have signed a binding Memorandum of Understanding for Stena to purchase part of P&O's ferry operations and some of its assets on the Irish Sea. Stena will acquire P&O's Fleetwood-Larne route, including the three ferries European Leader, European Pioneer and European Seafarer, and the two P&O ferries currently operating on the Mostyn-Dublin route, European Ambassador and European Envoy. The transaction, which is subject to finalisation of contracts and employee consultation, is anticipated to complete on 5 April.

The agreement follows the decision by the UK Competition Commission last month to block a proposal from 2003 which included the transfer of P&O's Liverpool-Dublin route to Stena. In so doing, the Commission concluded that the transfer of the Fleetwood-Larne route to Stena would not raise any competition concerns.

Following the previously announced Irish Sea transaction, consultations commenced with employees about the possible closure of the loss-making Mostyn-Dublin service, of P&O's shoreside operations at the Port of Mostyn and the Fleetwood head office. These will now be resumed. P&O will continue to operate its successful Liverpool-Dublin route with the same ships - Norbay and Norbank - as at present.

Commenting on the announcement, Managing Director of P&O Ferries, Russ Peters, said "The proposed transaction is in line with our policy of focusing on our higher yielding ferry routes where we have a competitive advantage. Although some of the details have changed, the transaction would in effect achieve much of what we originally proposed last year."

Under the terms of the deal, Stena will pay P&O approximately £50 million in cash. As P&O's investment in assets at the Port of Mostyn will not be recovered if the Mostyn-Dublin route is closed, and the disposal proceeds will be less than the current book values of the assets being sold, P&O will write down the value of the relevant assets in its balance sheet as at 31 December 2003. This will result in an exceptional impairment charge of approximately £24 million in P&O's 2003 accounts.

Further information: Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Notes to editors:

1. P&O will continue to operate services on the Liverpool-Dublin, Larne-Cairnryan, Larne-Troon and Rosslare-Cherbourg routes.

2. On 5 February 2004 the Competition Commission published its report into the proposed acquisition by Stena of five vessels and related assets currently operated by P&O on the Liverpool-Dublin and Fleetwood-Larne routes on the Irish Sea.

3. Stena Line is a privately owned international transport and travel service company and one of the world's largest ferry operators. It currently operates four routes on the Irish Sea: Fishguard-Rosslare, Holyhead-Dublin, Holyhead-Dun Laoghaire and Stranraer-Belfast.

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